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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 16)<F*>


                     CROWN CENTRAL PETROLEUM CORPORATION
                     -----------------------------------
                               (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $5 PER SHARE
                 --------------------------------------------
                        (Title of Class of Securities)


                                 00228219101
                                 -----------
                                (CUSIP Number)


                            JAMES F. SANDERS, ESQ.
                        8182 MARYLAND AVE., SUITE 307
                          ST. LOUIS, MISSOURI 63105
                                (314) 889-0218
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                July 25, 2000
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

[FN]
    <F*>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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    This Amendment No. 16 to Schedule 13D amends Items 4 and 7 of Amendment
No. 15 to Schedule 13D filed jointly on July 17, 2000 ("Amendment No. 15") by the parties named herein. Except as specifically amended hereby, all other provisions of Amendment No. 15 and prior Amendments (as applicable) remain in full force and effect. The referenced Items are, respectively, amended as follows:

ITEM 4.      PURPOSE OF TRANSACTION.
-------

    Item 4 of Amendment No. 15 is amended to add at the end thereof the following paragraph:

    On July 25, 2000, Apex submitted a letter to the Company requesting that the Company's Board of Directors take certain actions to permit a tender offer by Apex for shares of common stock of the Company without triggering the Company's existing shareholder rights plan. The proposed tender offer would be at $10.50 per share and would be offered to all holders of the Company's common stock. Apex requested that the Company either amend or redeem the shareholder rights plan so as to permit the tender offer to occur free of the rights plan. Apex believes the proposed tender offer would be beneficial to shareholders and allow them to receive a higher price for their shares than is currently offered in the Company's proposed merger with Rosemore. A copy of the letter is filed as an exhibit to this Amendment No. 16 and is incorporated by reference herein. As of the time of filing of this Amendment, the Company's Board of Directors had not responded to Apex's request.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBIT.
-------

The following are filed herewith as exhibits:

Exhibit XI:  Joint Filing Agreement pursuant to Rule 13-d-1(k).
Exhibit XII: Copy of Letter dated July 25, 2000, from Apex Oil Company, Inc.

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SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2000

      /s/ Paul A. Novelly
---------------------------------------
      Paul A. Novelly


Golnoy Barge Company, Inc.

By:   /s/ P.A. Novelly, II
   ------------------------------------
      P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:   /s/ P.A. Novelly, II
   ------------------------------------
      P.A. Novelly, II, Trustee

By:   /s/ John K. Pruellage
   ------------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4,1994

By:   /s/ Douglas D. Hommert
   ------------------------------------
      Douglas D. Hommert, Trustee

By:   /s/ William Lauber
   ------------------------------------
      William Lauber, Trustee


      /s/ P.A. Novelly, II
---------------------------------------
      P.A. Novelly, II

      /s/ John K. Pruellage
---------------------------------------
      John K. Pruellage

      /s/ Douglas D. Hommert
---------------------------------------
      Douglas D. Hommert

      /s/ William Lauber
---------------------------------------
      William Lauber

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                   EXHIBIT XI TO AMENDMENT TO SCHEDULE 13-D

                            JOINT FILING AGREEMENT
                            ----------------------
                          Dated as of July 27, 2000

    The undersigned each hereby agree that the Amendment No. 16 to Schedule 13D filed herewith, relating to the Class A Common Stock of Crown Central Petroleum Corporation, is filed on behalf of each of the undersigned.

Dated:  July 27, 2000

      /s/  Paul A. Novelly
---------------------------------------
      Paul A. Novelly


Golnoy Barge Company, Inc.

By:   /s/ P.A. Novelly, II
   ------------------------------------
      P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:   /s/  P.A. Novelly, II
   ------------------------------------
      P.A. Novelly, II, Trustee

By:   /s/  John K. Pruellage
   ------------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4,1994

By:   /s/  Douglas D. Hommert
   ------------------------------------
      Douglas D. Hommert, Trustee

By:   /s/  William Lauber
   ------------------------------------
      William Lauber, Trustee

      /s/  P.A. Novelly, II
---------------------------------------
      P.A. Novelly, II

      /s/  John K. Pruellage
---------------------------------------
      John K. Pruellage

      /s/  Douglas D. Hommert
---------------------------------------
      Douglas D. Hommert

      /s/  William Lauber
---------------------------------------
      William Lauber

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                  EXHIBIT XII TO AMENDMENT TO SCHEDULE 13-D

                  Copy of Letter from Apex Oil Company, Inc.
                  ------------------------------------------


July 25, 2000

Mr. Michael F. Dacey
Chairman
Independent Committee of Directors
Crown Central Petroleum Corporation
One North Charles
Baltimore, Maryland 21201

Dear Mr. Dacey:

On July 24, 2000, Crown Central Petroleum Corporation filed its definitive Proxy Statement with the Securities and Exchange Commission to approve the proposed merger between Crown and Rosemore Acquisition Corporation. According to the definitive Proxy Statement, you have declined to go forward with any of Apex Oil Company, Inc.'s previous proposals. The reasons stated are twofold. First, you consider Apex's financing proposals conditional. Second, you indicate that Apex's proposals require the consent of Rosemore and Rosemore has stated that it will not support the Apex proposals.

Your conclusion regarding Apex's financing is curious given that, at our meeting on July 14, 2000, we authorized you to contact our lenders to discuss their financing proposals and you declined to do so. Had you made the phone calls, you would know that the financing was not conditional. Further, I explicitly stated to Mr. Wheeler that, if there was any portion of our lenders' financing proposals that you found objectionable, my family's funds would back such financing with a letter of credit. As such, this effectively removed any "conditionality" to financing. The statements in your Proxy Statement to the contrary do not accurately reflect the substance of our conversations. Apex continues to believe that both its $10.50 per share cash merger proposal and the stock-for-stock merger proposal (with its $12.50 per share conditional value rights) are superior to the Rosemore merger.

We believe that your sole reason for turning down Apex's proposals is that Rosemore would not approve any of Apex's proposed transactions. This is something you either knew or could have known prior to our meeting, which was a meeting that you requested. Accordingly we are left to wonder as to your true purpose for our meeting.

Given that, if consummated, the Apex proposals were sufficient "Superior Proposals" under the terms of Crown's agreement with Rosemore, the Crown Board was free to discuss with us and negotiate the Apex proposals. You chose not to do so. Apex has been willing to execute appropriate confidentiality arrangements so as to allow us access to confidential information, but the Crown Board has ignored our requests. This process did not seem at all geared to maximizing shareholder value, but rather designed to protect and promote the Rosemore proposal.

It now is time to take the matter directly to Crown's stockholders in the form of a cash tender offer. Accordingly, we hereby request that Crown amend its Rights Agreement dated as of February 1, 2000, to allow for an immediate tender offer that Apex wishes to make for Crown common stock at $10.50 per share or, in the alternative, redeem the rights issued under the Rights Agreement so that Apex may make such a tender offer free from the rights plan. The only further conditions to closing of the proposed tender offer would be that the tendered shares of Crown common stock represent no less than 20% of the aggregate voting power of Crown stock then outstanding, that Apex have the right to vote such shares at

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the upcoming special shareholders meeting and that Apex receive any necessary regulatory approvals for acquisition of the shares. Because time is of the essence, a prompt response is required.

There appear no valid grounds for the Crown Board to block Apex's proposed tender. We request an appropriate amendment to the Rights Agreement making the proposed tender offer an "Approved Transaction" or otherwise amending the Rights Agreement so that completion of the proposed tender offer by Apex would not trigger the rights. Apex's proposed cash tender price per share is higher than that offered by Rosemore and the offer would be open to all Crown shareholders. The proposed tender offer bears none of the deleterious effects on shareholders supposedly protected against by the Rights Agreement.

More appropriately, we believe the rights plan should be redeemed in full at this time. Since its inception, this highly suspect plan has not benefited any shareholder other than Rosemore. Adopting the rights plan in the midst of a takeover battle so as to freeze in place the advantage of an existing control shareholder (which was a primary participant in the battle) tainted the plan from the start. Giving the plan only a one year life, with the Crown Board then accepting a proposal from the controlling shareholder, made things even worse. Justice and fairness to all other shareholders demands that the Crown Board redeem the rights plan immediately and allow the non-Rosemore shareholders to receive a higher price for their shares if they so desire.

Please note that this letter is not a tender offer or an exchange offer, or a commencement thereof, nor is it a public announcement of Apex's intent to make a tender offer or exchange offer or to commence the same. At this time, Apex does not intend to make such a tender offer unless neither announcement nor completion of the tender offer results in a "Distribution Date" as such term is defined in the Rights Agreement.

Sincerely,

/s/  Paul A. Novelly
---------------------------------------
Paul A. Novelly, Chairman

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